Exhibit 1

Announcement  |  Lisbon  |  26 March 2015

Newspaper Articles

Portugal Telecom, SGPS S.A. (“PT”) hereby comments on newspaper articles on the implementation of the merger of shares of Oi S.A. (“Oi”) with Telemar Participações S.A. (“CorpCo”), with the admission of CorpCo to the highest level of corporate governance standards of the BM&FBovespa,  the Novo Mercado segment (the “Migration to the Novo Mercado”).

• PT remains fully aligned with the publicly disclosed commitment to complete the Migration to the Novo Mercado, taking all measures and steps necessary to achieve this goal in an efficient manner as contractually agreed.

• Therefore, PT emphasizes that it will evaluate the adoption of any alternative measures that may be presented, including temporary measures, aiming to reach an adequate and viable solution to the completion of the Migration to the Novo Mercado, meeting the interests of Oi´s and its shareholders, as long as the implementation of any such potential alternative collectively fulfills the following conditions:

•                  does not put at risk the effective admission of Oi or CorpCo to the Novo Mercado;

•                  accelerates the benefits of being listed in the Novo Mercado, already widely disclosed: (i) adoption of a new corporate governance model, based on the highest governance standards; (ii) voting rights to all shareholders (1 vote for each share held); (iii) termination of all existing shareholders’ agreements related to CorpCo, Oi and their subsidiaries; (iv) provision of liquidity to all shareholders and increased liquidity; (v) termination of the current control structure and controlling shareholders (dispersion of control); and

•                  wide acceptance of any such potential alternative by both Oi’s common and preferred shareholders.

It is worth noting that, even in the event that it is not feasible to complete the Migration to the Novo Mercado by March 31, 2015, PT and the other parties to the existing shareholders’ agreements of Telemar Participações S.A. (CorpCo) remain contractually bound to apply their best efforts to implement a corporate reorganization aiming to achieve the same goals as the Migration to the Novo Mercado. Accordingly, PT reaffirms its commitment to apply its best efforts to have the Migration to Novo Mercado implemented, including any potential temporary structure that achieves the same goals and is aimed at a future Migration to the Novo Mercado, as soon as possible and in accordance with the best interests of Oi and its shareholders.

Portugal Telecom, SGPS, SA	Public company	Portugal Telecom is listed on the	Luis Sousa de Macedo
Avenida Fontes Pereira de Melo, 40	Share capital Euro 26,895,375	Euronext and New York Stock	Investor Relations Director
1069-300 Lisbon	Registered in the Commercial	Exchange. Information may be	pt-ir@telecom.pt
Portugal	Registry Office of Lisbon	accessed on the Reuters under the	Tel.: +351 21 500 1701
	and Corporation no. 503 215 058	symbols PTC.LS and PT and on	Fax: +351 21 500 0800
Bloomberg under the symbol PTC PL.

www.ptsgps.pt